# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cohen & Co Inc., CIK 0001270436
CUSIP: 19249M102
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: CIRA CENTRE, 2929 ARCH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19104-2870
Date of event which requires filing of this statement: 11/09/2026
Filed by CIK 0001578554
Persons authorized to receive notices and communications: Lester R. Brafman, c/o Jeffrey Laska, Esq., Morrison, Cohen LLP, 909 Third Avenue, 27th Floor, New York, New York (NY), 10022-4784, (212) 735-8600

## Reporting persons
- Brafman Lester Raymond (CIK 0001578554): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 315,702; shared voting power 0; sole dispositive power 315,702; shared dispositive power 0; aggregate amount beneficially owned 315,702 (9.38% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: Cohen & Co Inc.
Address of issuer's principal executive offices: CIRA CENTRE, 2929 ARCH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19104-2870
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is filed to amend Items 2, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 16, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 3, 2021; as amended by Amendment No. 2 to Schedule 13D filed with the SEC on December 5, 2022; as amended by Amendment No. 3 to Schedule 13D filed with the SEC on December 4, 2023; as amended by Amendment No. 4 to Schedule 13D filed with the SEC on December 2, 2024; and as amended by Amendment No. 5 to Schedule 13D filed with the SEC on December 2, 2025 (as so amended, the "Schedule 13D"). The Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Cohen & Company Inc., a Maryland corporation (the "Company"). Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Residence or business address: The business address of Lester R. Brafman (the "Reporting Person") is c/o Morrison Cohen LLP, 909 Third Avenue, 27th Floor, New York, New York 10022-4784.
Present principal occupation or employment: Until the close of business on November 10, 2026, the Reporting Person served as Chief Executive Officer of the Company. From November 10, 2026 through November 30, 2026, the Reporting Person is serving as a Senior Advisor to the Company, whose principal business address is Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104-2870.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 9, 2026, the Reporting Person notified the Company of his resignation as Chief Executive Officer of the Company, Cohen & Company, LLC (the "Operating LLC") and Cohen & Company Securities, LLC, effective as of the close of business on November 10, 2026 (the "Transition Date"). The Reporting Person also resigned from the Board of Managers of the Operating LLC and from each other board seat he held at any affiliated or related entity of the Company. Between the Transition Date and November 30, 2026 (the "Separation Date"), the Reporting Person will remain employed as a Senior Advisor to the Company and his employment will terminate on the Separation Date.

In connection with the Reporting Person's resignation, on November 9, 2026, the Reporting Person entered into a Separation and Release Agreement, dated November 9, 2026 (the "Separation Agreement"), by and between the Reporting Person and the Company (on behalf of itself, the Operating LLC, Cohen & Company Securities, LLC and their affiliates and subsidiaries).

The Separation Agreement will become effective provided that the Reporting Person does not revoke the Separation Agreement within seven days after signing it, re-affirms the Separation Agreement after the Separation Date, and does not revoke such re-affirmation within seven days, whereupon the Separation Agreement will become effective on the eighth day after re-affirmation (which would be December 8, 2026 if the Reporting Person re-affirms the Separation Agreement on the Separation Date).

Subject to the Separation Agreement becoming effective, the Separation Agreement provides that, effective as of the Separation Date, the Operating LLC will accelerate the vesting of all 822,000 of the Reporting Person's outstanding unvested restricted membership units in the Operating LLC (the "LLC Units"). At the Reporting Person's written request, made no later than the Separation Date, the Operating LLC will repurchase 52% of the LLC Units.

Additionally, subject to the Separation Agreement becoming effective, the Separation Agreement provides that, effective as of the Separation Date, the Operating LLC will accelerate the vesting of all 1,605,000 of the Reporting Person's outstanding unvested LTIP Units in the Operating LLC and that, on the Separation Date, the Operating LLC will convert these LTIP Units into 1,605,000 LLC Units (the "Conversion LLC Units" and, together with the LLC Units, the "Vested LLC Units") in accordance with the Second Amended and Restated Limited Liability Company Agreement of the Operating LLC, dated March 6, 2026 (the "LLC Agreement"). The Reporting Person may elect, before March 31, 2027, to cause the Operating LLC to redeem the Conversion LLC Units in accordance with the LLC Agreement. Redemption is for cash or, at the Company's option, shares of Common Stock. If the Reporting Person so elects, the Separation Agreement provides that at least 37% of the redeemed Conversion LLC Units will be redeemed for cash.

The Separation Agreement also provides that, effective as of the Separation Date, the Reporting Person will grant the Company an irrevocable proxy, coupled with an interest, to vote all membership interests in the Operating LLC that he holds or later acquires. The proxy covers all matters on which those interests are entitled to vote and is permanent and perpetual.

The Separation Agreement further provides that the Reporting Person will continue to comply with the Company's Insider Trading Policy for a specified period and will cooperate with the Company in connection with required public disclosures and filings about his holdings of the Company's securities.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, a copy of which was filed by the Company as Exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on November 12, 2026, and is included as Exhibit 99.1 hereto by reference to that filing and is incorporated herein by reference.

Depending on prevailing market, economic and other conditions, the Reporting Person may, at any time and from time to time, dispose of some or all of the shares of Common Stock or other securities of the Company or the Operating LLC that he holds, including through the repurchase and redemption transactions described above, in open-market transactions, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise, in each case subject to applicable law and the Company's Insider Trading Policy. Any such disposition may be effected at any time without prior notice.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to change his intentions at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to rows (7) through (13) of the cover page of this Amendment No. 6 are incorporated herein by reference. The percentage of ownership in this Amendment No. 6 is calculated based on 3,366,686 shares of Common Stock outstanding as of November 10, 2026, as provided by the Company.

The aggregate amount reported in row (11) excludes an aggregate of 2,702,860 membership units in the Operating LLC held by the Reporting Person, including 275,860 vested membership units in the Operating LLC directly held by the Reporting Person, the 822,000 LLC Units and the 1,605,000 Conversion LLC Units described in Item 4, which 2,702,860 membership units are, pursuant to the LLC Agreement, redeemable at any time by the Reporting Person for cash or, at the Company's sole option, up to an aggregate of 270,286 shares of Common Stock. Accordingly, the Reporting Person has no right to acquire Common Stock in respect of such membership units and is not the beneficial owner thereof within the meaning of Rule 13d-3(d)(1).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all shares of Common Stock reported in row (11).
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as set forth in this Amendment No. 6, the Reporting Person has effected no transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 regarding the Separation Agreement, including the irrevocable proxy granted to the Company, is incorporated herein by reference. The Reporting Person's membership units in the Operating LLC, including the Vested LLC Units, are also subject to the terms of the LLC Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Separation and Release Agreement, dated November 9, 2026, by and between Cohen & Company Inc., on behalf of itself and Cohen & Company, LLC, Cohen & Company Securities, LLC and each of their affiliates and subsidiaries, and Lester R. Brafman (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 12, 2026).

## Signatures
- Brafman Lester Raymond: /s/ Lester R. Brafman, Lester R. Brafman (11/12/2026)